Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

July 30, 2019 - For Immediate Release

Great Panther Announces High Grade Drilling Results from Exploration Program at the Tucano Gold Mine

This news release constitutes a “designated news release” for the purposes of Great Panther's prospectus supplement dated July 9, 2019 to its short form base shelf prospectus dated July 2, 2019.

GREAT PANTHER MINING LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”)

reports that the first results from in-mine exploration since the Company acquired the Tucano Gold Mine on March 5, 2019 are returning high gold grades over notable widths below the existing TAP AB3 (“AB3”) open pit. Results from 10 of the first 12 holes have returned intersections such as 15.35 g/t Au over 13.55 metres, including 30.94 g/t Au over 5.35 metres, in hole 19TABDD001; and 13.00 g/t Au over 25.50 metres, including 63.40 g/t Au over 5.00 metres, in hole 19TABDD010. A summary table of drill results (uncut, undiluted) is presented below and plan maps and sections can be found on the Company website here.

Highlights of Mineralized Intervals From TAP-AB3 2019 Exploration Drill Holes

Hole ID	From	To	Interval*	Au (g/t)	Pit Outline
19TABDD001	127.00	140.55	13.55	15.352	Within Pit Outline
	Incl: 127.65	133.00	5.35	30.940	Within Pit Outline
	153.00	167.00	14.00	3.143	Outside Pit Outline
19TABDD002	127.65	134.00	6.35	3.461	Within Pit Outline
	143.00	155.09	12.09	3.238	Within Pit Outline
19TABDD003	36.00	39.00	3.00	3.400	Within Pit Outline
	97.00	109.00	12.00	3.045	Outside Pit Outline
19TABDD004	139.60	150.60	11.00	3.719	Within Pit Outline
19TABDD005	153.00	159.00	6.00	5.453	Outside Pit Outline
19TABDD007	108.40	116.00	7.60	4.741	Within Pit Outline
	124.00	146.00	22.00	7.680	Within Pit Outline
19TABDD008	142.00	154.00	12.00	2.366	Within Pit Outline
19TABDD009	104.00	158.00	54.00	2.697	Within Pit Outline
19TABDD010	129.00	154.50	25.50	13.000	Within Pit Outline
	Incl: 130.00	135.00	5.00	63.398	Within Pit Outline

*Drill holes crossing subvertical ore lodes at dip angle 50-60°. True width is estimated at 70 to 95% of drilled interval. Results for drills holes 19TABDD006 and 19TABDD012 are pending. Drill hole 19TABDD0011 was unmineralized.

“These first results from the in-mine drilling are highly encouraging and are the first step in unlocking the potential that we see at Tucano,” stated Jim Bannantine, President & CEO. “We have already made significant operational improvements and gold production is increasing. Exploration of Tucano is a key focus for Great Panther with the objective of increasing the mine life and ultimately enhancing the economics and with the goal of returning significant value for our shareholders.”

Tucano's in-mine exploration program (the “In-mine Program”) is prioritized on infill drilling below the AB3 and Urucum pits where mineralized zones have demonstrated high potential for depth extension. These high-grade results from AB3 will add more confidence to the mineral resource estimates and are expected to increase the life of mine of the final pit. The drilling at AB3 covered a strike length of approximately 350 metres and has locally extended the mineralized zones by more than 100 metres below the existing pit. Significantly, some of these intersections are below the final pit outline and indicate the potential for an underground resource at AB3. At Urucum, a prefeasibility study has already been completed on an underground mining scenario below the existing pit.

The In-mine Program contemplates approximately 7,450 metres in 36 holes from two rigs. To date a total of 12 holes totaling approximately 2,400 metres have been drilled. The In-mine Program is designed to convert Inferred Resources to Measured & Indicated, while an additional medium-term program will test other near-mine targets. A further regional exploration program is in the planning stages and will focus on regional exploration of the extensive land package surrounding the Tucano Gold Mine.

The Tucano Gold Mine is located in the Guyana Shield, which was once connected to West Africa and contains many world-class deposits. Tucano belongs to the sub-category of greenstone-hosted gold deposits known as Iron Formation Hosted Gold Deposits, which includes notable mines such as the historic Homestake Mine, South Dakota (44 million gold ounces produced) and the Musselwhite Mine, northern Ontario (>7 million gold ounces in past production and reserves).

Sample Preparation, Analysis and Security

Drill cores were sampled and logged on-site, then shipped to the independent SGS-Geosol lab in Vespasiano, near Belo Horizonte (Brazil) for preparation and analyzed for gold using a 30-gram sub-sample and fire assay with AAS finish (FAA313 method). Over-limit samples, 100 g/t gold, are re-analyzed for gold using a 30-gram sub-sample and fire assay with gravimetric finish (FAG323 method). Control samples, comprising 14% of the sample shipment include standards (5%), lab duplicates (5%), field duplicates (2.5%), and blanks (1.5%). Drill program design, Quality Assurance/Quality Control (“QA/QC”) and interpretation of results were performed by qualified persons employing a QA/QC program consistent with NI 43-101 and industry best practices.

Qualified Persons

The foregoing technical information contained in this new release has been reviewed and approved by Fernando A. Cornejo, P.Eng., Vice-President Projects & Technical Services and Marcelo Batelochi, Director Exploration Brazil, both Qualified Persons (QPs) for the purpose of National Instrument 43-101.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapa State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine in Peru, which is expected to restart operations in 2020.

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements include, but are not limited to, statements with respect the significance of the results of the drill program, the intent of the drill program to convert resources, increase mine life, and improve economics at Tucano, and future plans for in mine and regional exploration at the Tucano Gold Mine, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther's operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, the Company having sufficient funds to undertake exploration programs, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

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Table 1: Mineralized Au g/t intervals of TAP-AB3 - 2019 Drill holes (71.2% - 2 drill holes to be analyzed)

Hole ID	From	To	Interval*	Au g/t
19TABDD001	127.00	140.55	13.55	15.352
	Incl: 127.65	133.00	5.35	30.94
	153.00	167.00	14.00	3.143
	170	171.75	1.75	1.200
19TABDD002	127.65	134.00	6.35	3.461
	143.00	155.09	12.09	3.238
19TABDD003	14.00	17.00	3.00	0.790
	97.00	109.00	12.00	3.045
19TABDD004	139.60	150.60	11.00	3.719
19TABDD005	75.00	83.00	8.00	0.670
	153.00	159.00	6.00	5.453
19TABDD007	108.40	116.00	7.60	4.741
	124.00	146.00	22.00	7.680
19TABDD008	142.00	154.00	12.00	2.366
19TABDD009	104.00	158.00	54.00	2.697
	171.00	183.00	12.00	1.204
19TABDD010	129.00	154.5	25.50	13.000
	Incl: 130.00	135.00	5.00	63.398
	160.00	174.00	14.00	1.581

*Drill holes crossing subvertical ore lodes at dip angle 50-60°. True width is estimated at 70 to 95% of drilled interval Results for drills holes 19TABDD006 and 19TABDD012 are pending. Drill hole 19TABDD0011 was unmineralized.

Table 2: List of Collar - 12 Drill holes performed in 2019

Hole ID	X Coord	Y Coord	Z Coord	Azimuth	Dip	Length	Samples	Status
19TABDD001	402,367.39	94,873.66	140.88	291	-53	199.50	65	Assays OK
19TABDD002	402,371.44	94,849.92	140.88	270	-56	191.90	81	Assays OK
19TABDD003	402,253.60	94,625.00	131.20	90	-59	140.10	106	Assays OK
19TABDD004	402,368.72	94,875.06	142.03	270	-61	246.43	29	Assays OK
19TABDD005	402,236.44	94,649.96	133.34	90	-63	188.80	45	Assays OK
19TABDD006	402,223.16	94,675.04	135.26	90	-57	200.65	80	Samples at lab
19TABDD007	402,368.51	94,874.99	142.00	270	-53	197.00	47	Assays OK
19TABDD008	402,375.68	94,824.96	140.16	270	-55	221.30	44	Assays OK
19TABDD009	402,211.75	94,699.98	137.44	90	-57	225.30	83	Assays OK
19TABDD010	402,354.28	94,974.81	156.73	240	-52	194.30	157	Assays OK
19TABDD011	402,374.37	94,824.78	140.29	240	-55	162.75	19	Assays OK - No Ore
19TABDD012	402,352.60	94,990.01	157.02	270	-60	240.40	193	Samples at lab
Total				12 drill holes		2,408.43	949	71.2% Assays OK

Notes:

Coordinates: UTM - 22N Zone; SAD69 Datum
Azimuth and Dip related to Collar.

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Figure 1: Location Map of 12 Drill holes performed in 2019 of AB3 Mine

Figure 2: West-East Vertical section at UTM 94630 shown results of 19TABDD003 at southern TAP AB extension of the Mine. There is a 12 metre intercept representing potential depth extension below the existing pit.

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Figure 3: West-East Vertical section at UTM 94850 shown results of 19TABDD002 at central portion of TAP AB Mine. There is a 27.44 metre intercept with mineralization at the bottom of the pit (no prior data).

Figure 4: West-East Vertical section at UTM 94910 shown results of 19TABDD001 at northern extension of TAP AB Mine. There is a 13.55 metre intercept with mineralization at the bottom of the pit and a further 18.75 metre extension below the pit.

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